UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On April 4, 2024, Pierluigi Paracchi, the Chief Executive Officer of Genenta Science S.p.A. (the “Company”), in his capacity as a shareholder of the Company (the “Proposing Shareholder), submitted slates of candidates for the appointment of the Board of Directors (the “Board”) (comprising Mr. Paracchi, John L. Cantello, Ph.D., Todd Wider, M.D., Armon Reza Sharei, Ph.D., and Lauren H. Chung, Ph.D.) and the Board of Statutory Auditors (comprising Carlo Alberto Nicchio, Jacopo Doveri, Giuseppe, Gentile, Luca Domenico Maranzana, and Adalberto Adriano Minazzi) at the Company’s previously announced upcoming ordinary and extraordinary shareholders’ meeting (the “Shareholders’ Meeting”). Documentation related to the slates (including the curriculum vitae of each candidate) has been posted on the Company’s website at https://genenta.gcs-web.com/financial-information.

Following the submission of these slates, on April 5, 2024, Mark A. Sirgo, Anthony Marucci, Roger Abravanel, and Guido Guidi resigned as directors of the Board, noting unease with the Company’s strategic approach as well as a disagreement related to the proposal, submitted by the Proposing Shareholder for approval at the Company’s Shareholders’ Meeting, of a loyalty share program through a proposed amendment to the Company’s bylaws  (the “Bylaw Amendment Proposal”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: April 8, 2024